UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 2)

                     Macquarie Infrastructure Company Trust
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                                (Name of Issuer)

Shares Representing Beneficial Interests in the Issuer ("Shares of Trust Stock")
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                         (Title of Class of Securities)

                                   55607X 10 8
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                                 (Cusip Number)

                                  Peter Stokes
                     Macquarie Infrastructure Company Trust
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 548-6538

                              Shemara Wikramanayake
                 Macquarie Infrastructure Management (USA) Inc.
                          600 Fifth Avenue, 21st Floor
                               New York, NY 10020
                            Telephone: (212) 581-8037
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                               Antonia E. Stolper
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022

                            Telephone: (212) 848-4000

                                  May 10, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55607X 10 8
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1.   Name of Reporting Person:    Macquarie Infrastructure Management (USA) Inc.

     I.R.S. Identification Nos. of above persons (entities only):

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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a) |_|

     (b) |_|

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3.   SEC Use Only:

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4.   Source of Funds (See Instructions):   AF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Item 2(d) or 2(e):

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6.   Citizenship or Place of Organization:  Delaware

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               7.  Sole Voting Power:        2,433,101

 Number of     -----------------------------------------------------------------
  Shares
Beneficially   8.  Shared Voting Power:  0
 Owned by
  Each         -----------------------------------------------------------------
 Reporting
Person With    9.  Sole Dispositive Power:   1,507,101

               -----------------------------------------------------------------

               10. Shared Dispositive Power:  926,000

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     2,433,101

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions): |_|

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13.  Percent of Class Represented by Amount in Row (11):      9.0%

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14. Type of Reporting Person (See Instructions): CO

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

                                TABLE OF CONTENTS

                                                                            Page

Item 1. Security and Issuer....................................................1

Item 2. Identity and Background................................................1

Item 3. Source and Amount of Funds or Other Consideration......................1

Item 4. Purpose of Transaction.................................................1

Item 5. Interest in Securities of the Issuer...................................1

Item 6. Contracts, Arrangements, Understandings or Relationships
        with Respect to Securities of the Issuer...............................2

Item 7. Material to Be Filed as Exhibits.......................................2


Signatures

EXHIBIT INDEX
A. Letter Agreement dated April 2005 between Macquarie Bank Limited and Macquarie International Infrastructure Fund Limited.

B. Pledge Agreement dated May 3, 2005 between the Reporting Person and Macquarie International Infrastructure Fund Limited.

AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 amends the Report on Schedule 13D, originally filed on December 30, 2004, as amended by Amendment No. 1 of Schedule 13D, filed on April 25, 2005 (together, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

Item 2.  Identity and Background.
         -----------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 4.  Purpose of Transaction.
         ----------------------

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information.

         MBL has entered into a total return swap with respect to an as yet undetermined number of Shares of Trust Stock held by the Reporting Person. The counterparty to the swap is

Macquarie International Infrastructure Fund Limited, or MIIF, a mutual fund company which is managed by a member of the Macquarie group of companies.

         The swap has an initial term of 10 years, extendable for an additional 10-year term at the option of MIIF. The number of Shares of Trust Stock subject to the swap, or the Swap Shares, will be based on an aggregate value of S$25.5 million ($15.5 million based on the spot rate of $0.61 to S$1.00 as of March 31, 2005) and a future volume weighted average trading price per share. The number of Swap Shares may be increased by up to approximately 10%.

         Under the total return swap, MBL has agreed to pay to MIIF the total return (i.e., all distributions of income and capital, including all non-cash distributions) in respect of the Swap Shares and MIIF has agreed to pay MBL the total return (i.e., all coupon and interest payments) in respect of a portfolio of debt securities with an equivalent aggregate value. The Reporting Person has entered into a pledge agreement with MIIF pursuant to which the Reporting Person has pledged 926,000 Shares of Trust Stock and all related distributions to MIIF to secure MBL's obligations under the total return swap. After the number of Swap Shares has been finalized, MIIF will release from the pledge any excess Shares of Trust Stock. The Reporting Person will retain the voting rights on all pledged Shares.

         The swap may be terminated by either party upon 90 days' written notice after the Issuer has had a Registration Statement on Form S-3 covering the Swap Shares declared effective or upon certain other events of default or similar events. At termination, the swap may be physically settled by delivery of all or part of the Swap Shares to MIIF, cash settled, or a combination of the two.

         As a result of the transactions described in this Schedule 13D, the Reporting Person has sole voting power over 2,433,101 Shares of Trust Stock. The Reporting Person has sole dispositive power over 1,507,101 Shares of Trust Stock and shared dispositive power over 926,000 Shares of Trust Stock, subject to adjustment following finalization of the number of Swap Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         The response set forth in Item 6 of Schedule 13D is hereby amended and supplemented by the following:

         Please refer to the discussion under Item 5 above for a description of contracts and arrangements relating to the Shares of Trust Stock beneficially owned by the Reporting Person.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit            Description
-------------      -------------------------------------------------------------
A.                 Letter Agreement dated April 2005 between Macquarie Bank
                   Limited and Macquarie International Infrastructure Fund
                   Limited.

B. Pledge Agreement dated May 3, 2005 between the Reporting Person and Macquarie International Infrastructure Fund Limited.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 10, 2005                  MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.



                                By: /s/ Peter Stokes
                                    --------------------------------------------
                                    Name: Peter Stokes
                                    Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit                            Description                          Page No.
---------   ---------------------------------------------------------  ---------
    A.      Letter Agreement dated April 2005 between Macquarie         A-1
            Bank Limited and Macquarie International Infrastructure
            Fund Limited.

    B.      Pledge Agreement dated May 3, 2005 between the              B-2
            Reporting Person and Macquarie International
            Infrastructure Fund Limited.